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                                                                     EXHIBIT 8.1


                   SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
                               333 Hope Street
                        Los Angeles, California 90071


                                April 2, 1996

Western Waste Industries
21061 South Western Avenue
Torrance, California 90501


         Re: Agreement And Plan Of Merger By And Among U.S. Waste Services, Inc. ("Parent"), Riviera Acquisition Corporation
                 ("Subsidiary"); and Western Waste Industries (the "Company")

Gentlemen:

         We have acted as counsel to the Company in connection with the above-referenced Agreement and Plan of Merger, dated as of December 18, 1995, by and among Parent, Subsidiary and the Company ("Agreement").

         You have requested our advice regarding certain federal income tax consequences of the transactions contemplated by the Agreement. In rendering this opinion, we have reviewed a copy of the executed Agreement. With respect to matters of fact, we relied upon the representations set forth in the Agreement and an officer's certificate signed by officers of Parent, Subsidiary and Company. We have assumed, with your consent, that the Agreement and the other documents referenced in the Agreement are the only agreements between the parties with respect to the transactions contemplated by the Agreement. We have also assumed that, upon consummation of the merger contemplated by the Agreement, the Company will hold at least 90% of the fair market value of each of its net assets and Subsidiary's net assets and at least 70% of the fair market value of each of its gross assets and Subsidiary's gross assets held immediately prior to the merger.

         Our opinion is based upon our interpretation of the Internal Revenue Code of 1986, as amended (the "Code"), applicable treasury regulations, judicial authority and
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Western Waste Industries
April 2, 1996
Page 2

administrative rulings and practice, all as in effect on the date of this opinion. There can be no assurance that future legislative, judicial or administrative changes or interpretations will not adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences of the merger contemplated by the Agreement. This opinion is not binding upon the Internal Revenue Service, and the Service is not precluded from adopting a contrary position.

         Based upon the foregoing, and assuming that the merger contemplated by the Agreement is consummated as set forth in the Agreement, we're of the following opinions:

         1. The merger will qualify as a reorganization under Section 368(a) of the Code.

         2. The Company and the holders of its common stock (except for stockholders receiving cash in lieu of fractional shares and except for shareholders exercising dissenters' rights) will recognize no gain or loss for federal income tax purposes as a result of consummation of the merger.

         3. The aggregate tax basis of shares of Parent received by a shareholder of the Company in connection with the merger (including any fractional share not actually received) will be the same as the aggregate tax basis of the Company stock surrendered in exchange therefor.

         4. The holding period for shares of Parent stock received by a Company shareholder in the merger will include the holding period of the shares of Parent stock surrendered in exchange therefor, provided that the shares of Company stock are held as capital assets as of the date of the merger.

         5. A Company shareholder receiving cash in lieu of a fractional share will recognize gain or loss upon payment equal to the difference, if any, between the shareholder's basis in the fractional share and the amount of cash received. The gain or loss will be a capital
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Western Waste Industries
April 2, 1996
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                 gain or loss if the Company stock is held as a capital asset as of the date of the merger.

         This letter is solely for the benefit of the Company and may not be relied upon by any other person without our prior written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to the use of our firm name under the caption "Legal Matters" therein.

                                      Very truly yours,


                                      SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

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